November 10, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:         Allianz Life Insurance Company of New York
Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-213126

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, Allianz Life Insurance Company of New York and  the principal underwriter, Allianz Life Financial Services, LLC, respectfully request that the effective date of the above-referenced Pre-Effective Amendment, filed on October 26, 2016, be accelerated and that the Amendment be declared effective on November 10, 2016, or as soon thereafter as may be practicable.

Allianz represents that it will not market and sell the product filed on this Form S-1 until all Staff comments regarding the Form N-4 registration statement for the product have been resolved, and the Form N-4 registration statement has become effective.  Allianz will apply all changes made to the prospectus submitted in the Form N-4 filing to address staff comments to the prospectus in this Form S-1 filing.

If you have any questions or comments, please feel free to contact Stewart Gregg at 763/765-2913 or stewart.gregg@allianzlife.com.

Sincerely,

Allianz Life Insurance Company of New York

By:     /s/ Stewart D. Gregg
 ______________________________________________
      Stewart D. Gregg, Senior Counsel

Allianz Life Financial Services, LLC

By:   /s/ Kristine M. Lord-Krahn
     ______________________________________________
     Kristine M. Lord-Krahn, Chief Legal Officer and Secretary

Allianz Life Insurance Company of North America, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297